FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2010

Commission File Number: 001-33290

JA Solar Holdings Co., Ltd.

36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	✓

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________.
N/A

This Form 6-K consists of:

A press release regarding the signing of supply agreements between JA Solar Holding Co., Ltd. (the “Registrant”) and multiple customers to provide over 500MW of mono-crystalline and multi-crystalline solar cells for 2011 delivery, made by the Registrant in English on September 8, 2010.

JA Solar Announces 2011 Solar Cell Supply Agreements Totaling 500MW

Valencia, Spain—Sept. 8, 2010 -- JA Solar Holdings Co. Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar power products, today announced that it has signed multiple supply agreements with several customers to provide over 500MW of mono-crystalline and multi-crystalline solar cells for 2011 delivery.

Under the terms of the agreements, JA Solar will supply these customers with solar cells beginning in January 2011 through December 2011.  These supply agreements come with prepayments for committed solar cell delivery in 2011.

"We are seeing very strong demand for our technologically advanced, high-quality products from our diverse global customer base,” said Dr. Peng Fang, CEO of JA Solar.  “Our customers view JA Solar as a reliable supplier partner, and rely on JA to provide them with their 2011 product requirements.  We are pleased to have secured these new supply contracts for next year delivery, which further improves our 2011 visibility and reflects our continued leadership in supplying high-quality solar products to the industry.”

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as "may," "expect," "anticipate," "aim," "intend," "plan," "believe," "estimate," "potential," "continue," and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the company and the industry. Further information regarding these and other risks is included in Form 20-F and other documents filed with the Securities and Exchange Commission. The company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:

Alexis Pascal/Deborah Stapleton

Stapleton Communications

alexis@stapleton.com/deb@stapleton.com

1.650.470.0200

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By:	/s/ Peng Fang
Name:	Peng Fang
Title:	Chief Executive Officer

Date: September 9, 2010